

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 30, 2008

Ruairidh Campbell
Chief Executive and Financial Officer
Allied Resources, Inc.
1403 East 900 South
Salt Lake City, UT 84105

> **Re: Allied Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed April 4, 2008**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2007**
> **Filed August 22, 2008**
> **Form 10-K/A #2 for the Fiscal Year Ended December 31, 2007**
> **Filed September 25, 2008**
> **File No. 0-31390**

Dear Mr. Campbell:

We have completed our review of your 2007 Form 10-K and related amendments, and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief